EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2009 (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company adopting Statement of Financial Accounting Standards No. 157, Fair Value Measurements effective January 1, 2008), relating to the consolidated financial statements and financial statement schedule of Community Health Systems, Inc., and the effectiveness of Community Health Systems, Inc.'s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K, for the year ended December 31, 2008 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Nashville, Tennessee
December 10, 2009